EXHIBIT 21.1
SUBSIDIARIES

State or Jurisdiction
Name	of Organization
Fox Ridge Outfitters, Inc.	New Hampshire
K.W. Thompson Tool Company, Inc.	New Hampshire
O.L. Development, Inc.	New Hampshire
Smith & Wesson Corp.	Delaware
Smith & Wesson Firearms Training Centre GmbH	Germany
Bear Lake Holdings, Inc.	Delaware
Thompson/Center Arms Company, Inc.	New Hampshire
Thompson Center Holding Corporation	Delaware